            U. S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          Form U-6B-2
                  CERTIFICATE OF NOTIFICATION

   Filed by registered holding company or subsidiary company
     thereof pursuant to Rule 20(d) or 47 adopted under the Public Utility Holding Company Act of 1935


Certificate is filed by: MONONGAHELA POWER COMPANY


          This certificate is notice that the above-named company has issued, renewed, or guaranteed the security or securities described herein which issue, renewal, or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.


1. Type of the security or securities * ("draft", "promissory note").
          Unsecured Medium-Term Notes

2. Issue, renewal, or guaranty. (Indicate nature of transaction by a check.)
          Issue

3.   Principal amount of each security.
          $1,000,000

4.   Rate of interest per annum of each security.
          5.57%

5.   Date of issue, renewal or guaranty of each security.
          September 29, 1998

6.   If renewal of security, give date of original issue.
          Not Applicable


______________________________________
* If reporting for more than one security, each security may be identified by symbol which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.

7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.")
          September 29, 2003

8. Name of the person to whom each security was issued, renewed, or guaranteed.
               Merrill Lynch

9.   Collateral given with each security, if any.
          None

10.  Consideration received for each security.
          $995,000 (99.50%)

11.  Application of proceeds of each security.
          The net proceeds from the medium-term notes will be used to pay down existing short-term borrowings.

12. Indicate by a check after the applicable statement below whether the issue, renewal, or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.   the provisions contained in the first sentence of
          Section 6(b).     _______________________________

          b.   the provisions contained in the fourth sentence of
          Section 6(b).    ________________________________

          c. the provisions contained in any rule of the Commission other than Rule 48.
          _____X_______________________

               (If reporting for more than one security, insert the identifying symbol after the applicable statement).


13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from
    Section 6(a) of the Act granted by the first sentence of
    Section 6(b).)
          Not Applicable

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
          Not Applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed.
          Rule 52


                    MONONGAHELA POWER COMPANY
                       (Name of Company)



Date:  September 30, 1998          By:  /s/ N. L. Campbell
                                        N. L. Campbell, Treasurer
                                             (Name)      (Title)


_____________________________________
** If a security had no principal amount or par value, use the fair market value as of the date of issue of such security and indicate how determined.